UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: Press release announcing that France Telecom placed in the United States USD 2.5 billion in notes.

press release

Paris, June 30, 2009

France Telecom offers USD 2.5 billion in notes

France Telecom placed in the United States USD 2.5 billion in notes, in two tranches:

Currency	Format	Term	Notional	Coupon	Re-offer spread
USD USD	Fixed rate Fixed rate	5 years 10 years	1.25 billion 1.25 billion	4.375% 5.375%	US Treasury Bond + 195bps US Treasury Bond + 195bps

In line with its debt management principles announced in March the Group has seized a window of opportunity in the dollar bond market to diversify its funding sources and optimize its debt.

Banc of America Securities LLC, J.P. Morgan Securities Inc., BNP Paribas Securities Corp., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated are acting as bookrunners.

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, had consolidated sales of 53.5 billion euros in 2008 (12.7 billion euros in the first quarter of 2009) and, at March 31, 2009, a customer base of more than 183.5 million customers in 30 countries. Orange, the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, now covers 123 million customers at March 31, 2009.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

Press contacts: +33 1 44 44 93 93

Bertrand Deronchaine – bertrand.deronchaine@orange-ftgroup.com

Tom Wright – tom.wright@orange-ftgroup.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

When available, a written prospectus meeting the requirements of Section 10 of the US Securities Act of 1933, as amended, may be obtained, subject to applicable law, from: Banc of America Securities LLC at +1 800 294-1322, J.P. Morgan Securities Inc. at +1-212-834-4533, BNP Paribas Securities Corp. at +1 212 841-2871, Goldman, Sachs & Co. at +1 866 471-2526, Morgan Stanley & Co. Incorporated at +1-866-718-1649 or France Telecom at +33 1 44 44 22 22.

This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Not for distribution in Japan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: June 30, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer